Exhibit 99.2

ZenaTech’s Drone as a Service Opens the 23rd Global Location in Orlando, Fla. to Focus on Government Agencies

Vancouver, British Columbia, (February 12, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has opened a Drone as a Service location within its Orlando-area business headquarters facility. This marks the 23rd global DaaS location, creating a strategic hub designed to provide high-value government and defense customers with surveying and mapping services.

“Florida is strategically important state for Drone as a Service and known for its infrastructure, transportation, and defense-related activity,” said Shaun Passley, Ph.D., ZenaTech CEO. “By embedding a Drone as a Service location within our Orlando-area headquarters, we create a nexus to actively pursue federal, state, and county-level government opportunities. Working alongside our Washington, D.C. office and dedicated federal and defense business development teams, we are strengthening our ability to engage decision-makers and scale our public sector presence.”

The Orlando DaaS location will focus on building relationships with federal, state, county, and municipal agencies, including defense installations, energy infrastructure, and transportation projects. Working in tandem with the DaaS headquarters staff and the company’s Washington D.C. business development teams, the company is strengthening and expanding its capabilities to serve government agencies.

The Orlando DaaS location will be staffed with a ten-person team including pilots, land survey technicians, and business development staff. The company is engaged in hiring staff and the setting up of equipment, drones and trucks in anticipation of full operations expected to commence by early April.

In the short term, the company intends utilizing its DaaS Orlando hub to perform survey and mapping work for defense sector customers using traditional survey methods while building drone integration and obtaining certifications including Green and Blue UAS. Once certifications are obtained, drone-based applications will include military base and airport surveys, runway layout planning, federal land mapping, and critical defense infrastructure projects. The Orlando DaaS location will also support existing services for business customers including builders, golf course, construction companies, and public works projects.

ZenaTech’s Drone as a Service platform is designed to provide business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture applications, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations through acquisitions and corporate locations, as well as integrating its drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.